June 3, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Banco Bilbao Vizcaya Argentaria, S.A. – Application for Withdrawal of Amendment No. 1 to Form S-8 Registration Statement (File No. 333-199835) originally filed on June 2, 2021, EDGAR Tagged as Form Type “POS AM,” Accession Number 0000950103-21-008287

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Banco Bilbao Vizcaya Argentaria, S.A. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Post-Effective Amendment No. 1 to Form S-8 Registration Statement (File No. 333-199835) originally filed on June 2, 2021, EDGAR Tagged as Form Type “POS AM,” Accession Number 0000950103-21-008287, together with all exhibits thereto (collectively, the “Amendment”).

We are requesting withdrawal of the Amendment because of a filing error relating to the EDGAR coding. The Amendment was incorrectly coded and filed under the EDGAR submission form type of “POS AM” rather than the intended EDGAR submission form type of “S-8 POS.” No securities have been sold under the Amendment. We re-filed the Company’s Post-Effective Amendment No. 1 to Form S-8 Registration Statement (File No. 333-199835) with the correct EDGAR submission form type of “S-8 POS” on June 2, 2021, Accession No. 0000950103-21-008300.

Should you have any questions with respect to the foregoing, please feel free to contact Michael J. Willisch of Davis Polk & Wardwell LLP, our legal counsel, at +34 91 768 9610.

Thank you for your attention to this matter.

Very truly yours,

/s/ Diego Crasny Zyman

Diego Crasny Zyman
Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A. in the United States